SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The ODP Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

88337F 105

(CUSIP Number of Class of Securities)

Sarah Hlavinka

Executive Vice President, Chief Legal Officer and Corporate Secretary

6600 North Military Trail

Boca Raton, FL 33496

(561) 438-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

Marisa D. Stavenas

John G. O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by The ODP Corporation, a Delaware corporation (“ODP” or the “Company”), to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), for an aggregate purchase price of no more than $300,000,000, at a purchase price not less than $31.50 nor greater than $36.00 per Share, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated July 18, 2022 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is The ODP Corporation. The current address of the issuer’s principal executive offices is 6600 North Military Trail, Boca Raton, FL 33496. The issuer’s telephone number at that location is (561) 438-4800.

(b) The subject securities are the Company’s common stock, par value $0.01 per share, referred to in this Schedule TO as “Shares,” and which are listed and traded on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “ODP.” As of July 13, 2022, there were 48,608,678 Shares issued and outstanding. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under the heading “Section 8 - Prices of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The business address and telephone number set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Section 12 - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 - Number of Shares; Purchase Price; Proration,” “Section 2 - Purpose of the Offer; Certain Effects of the Offer,” “Section 3 - Procedures for Tendering Shares,” “Section 4 -  Withdrawal Rights,” “Section 5 - Purchase of Shares and Payment of Purchase Price,” “Section 6 -  Conditional Tender of Shares,” “Section 7 - Conditions of the Offer,” “Section 9 - Source and Amount of Funds,” “Section 10 - Certain Information Concerning the Company,” “Section 11 - Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Section 13 - Effects of the Offer,” “Section 15 - Certain United States Federal Income Tax Consequences” and “Section 16 - Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 - Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 11 - Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (b) The information regarding the purpose of the transaction and use of securities acquired set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 - Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information regarding certain plans, proposals or negotiations set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 - Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 9 - Source and Amount of Funds” is incorporated herein by reference.

(b) None.

(d) The information set forth in the Offer to Purchase under the heading “Section 9 - Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under the headings “Section 11 -  Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” and “Section 12 - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 17 - Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 11 - Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under the heading “Section 14 - Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under the heading “Section 14 - Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under the headings “Section 2 - Purpose of the Offer; Certain Effects of the Offer” and “Section 13 - Effects of the Offer” is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth in the Offer to Purchase under the heading “Section 14 - Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 18, 2022.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, published July 18, 2022.

(a)(1)(G)	Letter to Employees.

(a)(5)(A)	Press Release issued by the Company on July 18, 2022 (incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).

(a)(5)(B)	Press Release issued by the Company on July 18, 2022 (incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).

(a)(5)(C)	Annual Report on Form 10-K for the fiscal year ended December 25, 2021 filed with the SEC on February 23, 2022 (Incorporated by reference to such filing).

(a)(5)(D)	Quarterly Report on Form 10-Q for the quarter ended March 26, 2022 filed with the SEC on May 4, 2022 (Incorporated by reference to such filing).

(a)(5)(E)	Current Report on Form 8-K filed with the SEC on January 3, 2022 (Incorporated by reference to such filing).

(a)(5)(F)	Current Report on Form 8-K filed with the SEC on January 3, 2022 (Incorporated by reference to such filing).

(a)(5)(G)	Current Report on Form 8-K filed with the SEC on January 14, 2022 (Incorporated by reference to such filing).

(a)(5)(H)	Current Report on Form 8-K filed with the SEC on March 28, 2022 (Incorporated by reference to such filing).

(a)(5)(I)	Current Report on Form 8-K filed with the SEC on April 28, 2022 (Incorporated by reference to such filing).

(a)(5)(J)	Current Report on Form 8-K filed with the SEC on June 6, 2022 (Incorporated by reference to such filing).

Exhibit Number	Description

(b)	Not applicable.

(d)(1)	Form of Third Amended and Restated Credit Agreement, dated as of April 17, 2020, among Office Depot, Inc., Grand & Toy Limited/Grand & Toy Limiteé, CompuCom Canada Co., as Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other lenders referred to therein (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on April 20, 2020).

(d)(2)	Form of Restricted Stock Unit Agreement (Executives) (Incorporated by reference from Exhibit 99.4 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on July 20, 2017).*

(d)(3)	Form of AOI Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 99.5 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on July 20, 2017).*

(d)(4)	Form of TSR Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 99.6 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on July 20, 2017).*

(d)(5)	Employment Agreement between Office Depot, Inc. and Gerry P. Smith (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on January 30, 2017).*

(d)(6)	2017 Non-Qualified Stock Option Award Agreement between Office Depot, Inc. and Gerry P. Smith (Incorporated by reference from Exhibit 10.2 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on January 30, 2017).*

(d)(7)	2017 Restricted Stock Unit Award Agreement between Office Depot, Inc. and Gerry P. Smith (Incorporated by reference from Exhibit 10.3 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on January 30, 2017).*

(d)(8)	Form of Restricted Stock Unit Award Agreement (Incorporated by reference from Exhibit 99.3 of Office Depot, Inc.’s Registration Statement on Form S-8, filed with the SEC on June 19, 2015).*

(d)(9)	The Office Depot, Inc. Executive Change in Control Severance Plan effective August 1, 2014 (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on August 7, 2014).*

(d)(10)	Amendment to Office Depot, Inc. Executive Change in Control Severance Plan effective as of August 10, 2020 (Incorporated by reference from Exhibit 10.12 of The ODP Corporation’s Annual Report on Form 10-K, filed with the SEC on February 23, 2022).*

(d)(11)	Form of Office Depot, Inc. Indemnification Agreement (Incorporated by reference from Exhibit 10.63 of Office Depot, Inc.’s Annual Report on Form 10-K, filed with the SEC on February 28, 2018).*

(d)(12)	Form of Restricted Stock Unit Agreement (Executives) (Incorporated by reference from Exhibit 10.4 of Office Depot, Inc.’s Quarterly Report on Form 8-K, filed with the SEC on May 8, 2019).*

(d)(13)	Form of FCF Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 10.5 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on May 8, 2019).*

(d)(14)	Form of TSR Performance Share Award Agreement (Executives) (Incorporated by reference from Exhibit 10.6 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on May 8, 2019).*

Exhibit Number	Description

(d)(15)	Letter Agreement between Office Depot, Inc. and Mick Slattery (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on June 25, 2019).*

(d)(16)	Letter Agreement, dated May 14, 2020, between Office Depot, Inc. and D. Anthony Scaglione (Incorporated by reference from Exhibit 10.1 of Office Depot, Inc.’s Current Report on Form 8-K, filed with the SEC on June 18, 2020).*

(d)(17)	Amendment to Employment Agreement, dated July 1, 2020, by and between The ODP Corporation, Office Depot, LLC and Gerry P. Smith (Incorporated by reference from Exhibit 10.2 of The ODP Corporation’s Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2020).*

(d)(18)	Assignment and Assumption Agreement, as of June 30, 2020, by and between The ODP Corporation and Office Depot, LLC (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Form 8-K12B, filed with the SEC on July 1, 2020).

(d)(19)	Cooperation Agreement, by and among HG Vora Capital Management, LLC and The ODP Corporation, dated January 25, 2021 (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Form 8-K, filed with the SEC on January 26, 2021).

(d)(20)	First Amendment to the Cooperation Agreement, by and among HG Vora Capital Management, LLC and The ODP Corporation, dated December 30, 2021 (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Form 8-K, filed with the SEC on January 3, 2022).

(d)(21)	The ODP Corporation 2021 Long-Term Incentive Plan (Incorporated by reference from Annex 1 of The ODP Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 12, 2021).*

(d)(22)	Form of 2021 Restricted Stock Unit Award Agreement (Incorporated by reference from Exhibit 10.2 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).*

(d)(23)	Form of 2021 Lump Sum Restricted Stock Unit Award Agreement (Non-Employee Directors) (Incorporated by reference from Exhibit 10.3 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).*

(d)(24)	Form of 2021 Installment Payment Restricted Stock Unit Award Agreement (Non-Employee Directors) (Incorporated by reference from Exhibit 10.4 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).*

(d)(25)	Form of 2021 FCF Performance Share Award Agreement (Incorporated by reference from Exhibit 10.5 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).*

(d)(26)	Form of 2021 TSR Performance Share Award Agreement (Incorporated by reference from Exhibit 10.6 of The ODP Corporation’s Form 8-K, filed with the SEC on April 21, 2021).*

(d)(27)	Executive Transition Agreement, dated as of September 28, 2021, by and between The ODP Corporation and N. David Bleisch (Incorporated by reference from Exhibit 10.1 of The ODP Corporation’s Quarterly Report on Form 10-Q, filed with the SEC on November 3, 2021).*

(g)	Not applicable.

(h)	Not applicable.

107	Calculation of Filing Fee Table.

*	Management contract or compensatory plan or arrangement

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE ODP CORPORATION

Date: July 18, 2022	/s/ Sarah E. Hlavinka
	Name:	Sarah E. Hlavinka
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary